News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 23, 2023

Seabridge Gold Publishes 2022 Sustainability

and Climate Change Reports

Toronto, Ontario… Seabridge Gold (TSX: SEA) (NYSE: SA) has published its 2022 Sustainability Report and its inaugural Climate Change Strategy Report. These two reports go hand in hand to provide transparency on our actions and the progress we have achieved towards meeting our Sustainability and Climate Change goals. The Sustainability Report captures the 2022 calendar year and highlights our ongoing effort to be effective partners with our communities, stakeholders, and investors. The Climate Change Strategy Report showcases our commitment to understanding and managing our climate risks and the carbon emissions tied to our business activities. The report and supporting data tables can be found at https://www.seabridgegold.com/sustainability.

Seabridge Chairman and CEO Rudi Fronk stated, "We began 2022 with a Sustainability Strategy to achieve specific goals. Today, we are building out our sustainability program to encompass not only Environmental, Social, and Governance (ESG) but also climate-related concerns and Diversity, Equity and Inclusion (DEI).  We have focused our entire organization on this work and developed clear business goals that tie compensation to successful implementation of these programs."

The 2022 Sustainability Report highlights our exceptional work in community development funding and engagement, ongoing commitment to our Indigenous and First Nations partners, gender diversity at all levels of the organization and programs to support effective inclusion at the workplace, among so much more. The report was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board (SASB) Metals and Mining Industry Standards and the Global Reporting Initiative (GRI) Standards Taskforce on Climate Related Financial Disclosure (TCFD, Climate Disclosure Project (CDP) as well as metrics designed specifically for Seabridge.

The Seabridge Gold Climate Change Strategy Report is the Company's inaugural effort at communicating our understanding of our short-term and long-term climate risks. This report is aligned to the TCFD and also details our Scope 1, 2 and material components of Scope 3 carbon emissions.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com